Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2014	For the Year-Ended October 2013 (1)
Return on Assets	0.94%	0.98%
Return on Equity	18.1%	19.7%
Dividend Payout Ratio	48%	46%
Equity to Asset Ratio	5.69%	5.50%

(1)	Figures restated to reflect adoption of new accounting standards.

Results are from Consolidated Financial Statements.